
Mail Stop 4720

October 28, 2009

Via U.S. Mail and Facsimile

James H. McGuire
Chairman of the Board
Averion International Corp.
225 Turnpike Road
Southborough, Massachusetts 01772

> **Re:**   **Averion International Corp.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed September 4, 2009**
> **File No. 000-50095**
>
> **Schedule 13E-3**
> **Filed on September 4, 2009**
> **File No. 005-81151**
>
> **Schedule 13D/A**
> **Filed July 2, 2008 by Comvest Partners II, LLC, Comvest Group**
> **Holdings LLC and M. Falk**
> **File No. 005-81151**
>
> **Schedule 13D/A**
> **Filed November 9, 2007 by P. Lavin**
> **File No. 005-81151**

Dear Mr. McGuire:

We have reviewed the above filings and have the following comments. Where indicated, we think you should revise the documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand the Company's disclosure. After reviewing this information, we may raise additional comments. All defined terms used in this letter have the same meaning as in the Company's preliminary proxy statement, unless otherwise indicated.

The purpose of our review process is to assist the Company in its compliance with the applicable disclosure requirements and to enhance the overall disclosure in its filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter. All defined terms used here have the same meaning as in the information statement.

Preliminary Information Statement on Schedule 14C

General

1. We note that you identify ComVest Investment Partners II LLC as, "ComVest" on page 3 of your information statement, but that you use the abbreviated, "ComVest" prior to that in the information statement. Please revise to identify the abbreviation the first time it is used in the information statement to avoid confusion.

Summary of Terms of Reverse/Forward Stock Split, page 2

2. We note that you expanded your disclosure here to provide a reference to the names of the major shareholders who will remain after your going private transaction, any current relationship between those shareholders and the company or its affiliates, and the number and percentage of post-split outstanding shares that each of those shareholders will hold after the reverse split. However, we ask that you please include the names and relationships to the company of those shareholders, in addition to the reference you included, in your summary of terms.

Fairness of the Reverse/Forward Stock Split to Stockholders, page 26

3. We note your response to prior comment 17 that you have revised your disclosure to include the applicable information on page 27 of the information statement. However, no expanded disclosure in response to that prior comment 17 appears on page 27, or elsewhere in your information statement. Therefore, our prior comment is reissued.

Schedules 13D/A filed October 9, 2009

4. We refer you to comment 25 of our initial letter and the Schedules 13D/A filed in response. Please provide us with a written response explaining why the reporting persons were unable to report their holdings during the period from their prior filing of Schedule 13D through October 9, 2009 in accordance with the reporting requirements set forth in Rule 13d-2 of Regulation 13D-G.

5. We note the October 9, 2009 filing of Schedules 13D/A. Please amend each
    filing to reflect all material changes that would have necessitated amendments
    inclusive of the event that necessitated an amendment to reflect the decision to
    engage in the going private transaction. Identify on the cover page of each
    Schedule 13D, the first date an amendment was required and detail each event
    thereafter between the last Schedule 13D filed prior to October 9, 2009 and
    October 9, 2009 that would have necessitated amendments to the disclosure
    provided in response to the Item requirements. Your filing should list all the
    relevant dates associated with missed amendments. Alternatively, please confirm
    that the October 9, 2009 filing reflects the only changes since the last filing of
    Schedule 13D for the respective reporting person(s).

Closing Comments

As appropriate, please amend the filings in response to these comments. You
may wish to provide us with marked copies of the amendments to expedite our review.
Please furnish a cover letter with the amended filings that keys your responses to our
comments and provides any requested information. Detailed cover letters greatly
facilitate our review. Please understand that we may have additional comments after
reviewing the amended filings and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings to be certain that the filings include all information required
under the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the Company and its
management are in possession of all facts relating to the Company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from each filing person acknowledging that:

·   the filing person is responsible for the adequacy and accuracy of the disclosure in the
    filings;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filings; and

·   the filing person may not assert staff comments as a defense in any proceeding
    initiated by the Commission or any person under the federal securities laws of the
    United States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of the filings or in response to our comments on the filings.

Please direct any questions to Michael Rosenthall at 202-551-3674 or in his absence to, to the undersigned at 202-551-3757. You may also contact us via facsimile at (202) 772-9198. Please send all correspondence to us at the following ZIP code: 20549-4720.

Sincerely,

Mellissa Campbell Duru
Special Counsel

cc: Adam C. Lenain, Esq.
        Foley and Lardner LLP
        402 W. Broadway, Suite 2100
        San Diego, California 92101
        Phone: 619-685-4604
        Fax: 619-234-3510